UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the calendar year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commissions file number 1-6549

A.           Full title of the plan and address of the plan, if different from that of issuer named below:

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

American Science and Engineering

829 Middlesex Turnpike,

Billerica, MA 01821

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Financial Statements

and Supplemental Schedule

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

America Science and Engineering, Inc. 401(k) and Profit Sharing Plan

Billerica, Massachusetts

We have audited the accompanying Statements of Net Assets Available for Benefits of the American Science and Engineering, Inc. 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.   Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

June 28, 2012

Boston, Massachusetts

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value:
Registered Investments Companies	$32,732,636	$29,639,848
American Science and Engineering, Inc. company stock	6,456,946	9,429,305
Common/Collective Trust	1,694,504	1,743,375
Total investments	40,884,086	40,812,528

Receivables:
Notes receivable from participants	929,273	791,863
Total receivables	929,273	791,863

Net assets available for benefits	$41,813,359	$41,604,391

The accompanying notes are an integral part of these financial statements.

American Science and Engineering, Inc.

401(k) and Profit Sharing Plan

Statements of Net Assets Available for Benefits

For the Year Ended December 31, 2011

2011

Investment loss:
Net depreciation in fair value of investments	$(3,545,553)
Interest and dividend income	707,575
Total investment loss	(2,837,978)

Interest income on notes receivable from participants	38,846

Contributions:
Employer contributions	1,197,081
Participant contributions	3,672,638
Rollover contributions	539,727
Total contributions	5,409,446

2,610,314

Deductions from net assets attributable to:
Benefits paid directly to participants	2,392,967
Plan expenses	8,379

Total deductions	2,401,346

Net increase in net assets available for benefits	208,968

Net assets available for benefits, beginning of year	41,604,391

Net assets available for benefits, end of year	$41,813,359

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

1.              PLAN DESCRIPTION

General

Effective April 1, 1988 American Science and Engineering, Inc. (the “Company” or the “Plan Sponsor”) adopted the American Science and Engineering, Inc. 401(k) and Profit Sharing Plan (the “Plan”) for its eligible employees.  The following description of the Plan provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company is the plan administrator. Performance of all fiduciary and administrative matters, other than managing, controlling and maintaining custody of the Plan’s investment assets, is the responsibility of the plan administrator.  For the year ended December 31, 2010 and the period of January 1, 2011 through March 31, 2011, Mercer Trust Company (“Mercer”) was the trustee of Plan assets.  Effective April 1, 2011, and for the period April 1, 2011 through December 31, 2011, Putnam Investments (“Putnam”) was the trustee of Plan assets.

Eligibility

The Plan allows for initial participation by any employee who has attained the age of 21 years.  Entry date is the first day of the month following his or her employment and attainment of age 21.  The Plan provides for automatic enrollment into the Plan for any eligible employee upon hire.  The employee is treated as having elected a 3% contribution rate unless the employee expressly elects a different amount or elects not to contribute. If an employee elects not to contribute upon eligibility, future participation is still available upon request.

Contributions

Participants may contribute amounts up to 100% of their annual compensation, subject to certain limitations, as defined by the Plan and the Internal Revenue Code (“IRC”).  Participants have the authority to direct the investment of their contributions among several investment options.

The Board of Directors can elect to make quarterly matching contributions in the form of Company stock or cash, at its discretion. Effective April 1, 2010, the Board of Directors elected that any future Company match be funded with cash instead of Company stock. The Company’s matching contribution equaled 50% of each participant’s contribution up to a maximum of 3% of compensation for 2011 and 2010. For the year ended December 31, 2011, the Company contributed cash of $ 1,197,081. The Company can also make profit sharing contributions to the Plan but elected not to do so in 2011.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Employer matching contributions and profit sharing contributions are immediately 100% vested.

Benefits

Upon termination of employment, death, disability, retirement, or for hardships, as defined in the Plan document, any participant of the Plan is eligible to receive a distribution of their vested account in the Plan. Distribution of benefits may be made in lump-sum amounts equal to the vested value of his or her account or in a series of cash payments, in substantially equal installments. Some distributions may be subject to joint and survivor annuity requirements.

Administrative Expenses

Administrative expenses of the Plan are paid directly by the Company, except for the investment fees of mutual funds and administrative costs associated with participant loans.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, related employer matching contributions and profit sharing contributions, if any, as well as the participant’s share of the Plan’s earnings.

Rollovers

With the approval of the Plan Sponsor, the Plan may receive any amounts received by an employee as a distribution from another qualified plan provided that the receipt of such amounts does not adversely affect the qualified tax status of the Plan.  Participants are fully vested in these amounts.

Notes Receivable from Participants

Participants may make loan withdrawals up to 50% of their vested account balance up to a maximum of $50,000 (less the highest outstanding loan balance in the previous 12 months).  Participants may only have one loan outstanding at a time.  Loans are required to be repaid within five years, except for qualifying principal residence loans which must be repaid within 10 years. Interest will be charged at a reasonable rate established by the Company, on a nondiscriminatory basis, taking into consideration the interest rates than being charged on similar loans by independent commercial lenders.

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are treated as distributions based upon the terms of the Plan document

Investment Elections

Each participant shall direct the investment of his or her deferrals within their own account and may select from several mutual funds, Company Stock and a common/collective trust.  At the time of automatic enrollment, if a participant has not elected an investment option, their deferral contribution will be made to the Putnam Asset Allocation Fund, established for them within their account.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board (“FASB”).  The FASB sets generally accepted accounting principles (“GAAP”) to ensure net assets available for benefits and changes in net assets available for benefits are consistently reported.  References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification (“FASB ASC”).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Fair Value Measurements

The Plan classifies its investments in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.   FASB ASC 820 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities.   This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:	Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in non-active markets;

•Inputs other than quoted prices that are observable for the asset or liability;

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

Effective January 1, 2010, the guidance in FASB ASC 820 became effective for nonfinancial assets or nonfinancial liabilities that are recorded or disclosed at fair value on a non-recurring basis.  As of December 31, 2011 and 2010, the Plan does not have any nonfinancial assets or liabilities which are required to be at fair value.

FASB ASC 820 provides guidance regarding how to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability when compared with normal market activity for the asset or liability. In such situations, the reporting entity may conclude that transactions or quoted prices may not be determinative of fair value, and may adjust the transactions or quoted prices to arrive at the fair value of the asset or liability. FASB ASC 820 also requires disclosures of the breakdown of debt and equity investments by major category based on nature and risks of the investments.  See Note 3 for related disclosures.

FASB ASC 820 permits the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values. The net asset value per share must be calculated in a manner consistent with the measurement principles of the Financial Services — Investment Companies Topic of the FASB ASC and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds. If it is probable the investment will be sold for an amount other than net asset value, the reporting entity would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data. In addition, FASB ASC 820 requires enhanced disclosure for the investments within the scope of this accounting update.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, ASU 2010-06 amends the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which were effective for reporting periods beginning after December 15, 2010. The Plan included the disclosures as required by ASU 2010-06 in the notes to the Plan’s financial statements.

Valuation Techniques

There have been no changes in the valuation techniques used during the current period.

Money Market and Mutual Funds

Valued at the quoted market prices.  These securities are categorized in Level 1 as they are actively traded and no valuation adjustments have been applied.

Company Stock

Valued at the closing price reported on the active market on which the individual securities are traded, and classified as Level 1.

Common/Collective Trust

Valued at estimated fair value based on the net asset value (“NAV”) of shares held by the Plan at year end. The NAV is derived from the Trust’s audited financial statements, based on the value on quoted prices in active markets and other observable inputs.  The common collective trust is classified as level 2.

Income Recognition

Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  In the statement of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2011, FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Plan is currently evaluating the impact this update will have on the Plan’s net assets available for benefits or changes in net assets available for benefits.

3.              FAIR VALUE MEASUREMENTS

The following table presents for each hierarchy level, the Plan’s assets that are measured at fair value at December 31, 2011:

	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced funds	$10,531,702	$—	$—	$10,531,702
Growth funds	9,233,200	—	—	9,233,200
Value funds	4,434,864	—	—	4,434,864
Bond funds	5,548,826	—	—	5,548,826
Money market funds	2,984,044	—	—	2,984,044
Total mutual funds	32,732,636	—	—	32,732,636

Company stock	6,456,946	—	—	6,456,946
Common/collective trust	—	1,694,504	—	1,694,504
Total investments at fair value	$39,189,582	$1,694,504	$—	$40,884,086

The following table presents for each hierarchy level, the Plan’s assets that are measured at fair value at December 31, 2010:

	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced funds	$9,988,153	$—	$—	$9,988,153
Growth funds	9,147,243	—	—	9,147,243
Value funds	4,204,672	—	—	4,204,672
Bond funds	4,011,740	—	—	4,011,740
Money market fund	2,288,040	—	—	2,288,040
Total mutual funds	29,639,848	—	—	29,639,848

Company stock	9,429,305	—	—	9,429,305
Common/collective trust	—	1,743,375	—	1,743,375
Total investments at fair value	$39,069,153	$1,743,375	$—	$40,812,528

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2011:

Redemption
Frequency
		Unfunded	(If Currently	Redemption
	Fair Value	Commitments	Eligible)	Notice Period

Common/collective trust (a)	$1,694,504	$—	Daily	N/A

	$1,694,504	$—

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2010:

Redemption
Frequency
		Unfunded	(If Currently	Redemption
	Fair Value	Commitments	Eligible)	Notice Period

Common/collective trust (a)	$1,743,375	$—	Daily	N/A

	$1,743,375	$—

(a)          The Plan holds units of participation in the Putnam S&P 500 Index Fund (S&P 500 Fund) and the value of those units is determined based on the net asset value of the Plan’s ownership interest in the Fund.  The S&P 500 Fund invests primarily in the securities that constitute the S&P 500 Index either directly or through the purchase of shares of collective investment trusts having objectives similar to that of the S&P 500 Fund.  The underlying securities of S&P 500 Fund are valued based on quoted market prices based on the last traded sales price or official closing price.  The valuation of the units of participation is done daily.  Issuances and redemptions of S&P 500 Fund units may be made daily, based upon the closing market value on the valuation date of the investments bought or sold and the net asset value per unit of the S&P 500 Fund.

4.                                      INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2011 and 2010 are as follows:

	2011	2010
Investments at fair value as determined by quoted market price:

Mutual funds:
Columbia Acorn Fund	$4,670,010	$4,575,845
Pimco Total Return Fund	3,727,327	2,883,287
American Europacific Growth Fund	3,435,532	3,757,397
Putnam Dynamic Asset Allocation Growth Fund	3,283,642	2,772,369
Putnam Dynamic Asset Allocation Balanced Fund	3,158,960	2,774,843
American Funds Growth Fund of America Fund	3,124,402	2,898,606
Putnam Money Market Fund	2,984,044	2,288,040
Putnam Equity Income Fund	2,824,735	2,476,243
Other	5,523,984	5,213,218
	32,732,636	29,639,848
Company stock:
American Science and Engineering, Inc.	6,456,946	9,429,305
	39,189,582	39,069,153
Investments at estimated fair value:
Common/collective trust:
Putnam S&P 500 Index Fund	1,694,504	1,743,375

	$40,884,086	$40,812,528

During the year ended December 31, 2011, the Plan’s investments depreciated in value (including gains and losses on investments bought, sold, and held during the year) as follows:

Measured at quoted market prices:
Company stock	$1,642,857
Registered investment companies	1,898,909
Measured at estimated fair value:
Common/collective trust	3,787

$3,545,553

5.                                      RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

6.                                      FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on June 10, 1998 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, therefore no provision for income taxes has been included in the Plan’s financial statements. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. The Company believes that there were no uncertain tax positions that required a reserve as of December 31, 2011 and 2010, respectively.

7.                                      RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$41,813,359	$41,604,391

Deemed distributions reported on Form 5500	(13,089)	(15,866)

Net assets available for benefits per Form 5500	$41,800,270	$41,588,525

The following is a reconciliation of the net increase in net assets available for benefits for the year ended December 31, 2011 per the financial statements to the Form 5500:

Net increase per the financial statements	$208,968

Deemed distributions previously reported on Form 5500	2,777

Net increase per Form 5500	$211,745

8.                                      PARTY-IN-INTEREST TRANSACTIONS

Putnam Fiduciary Trust Company, the custodian of the Plan during 2010 and 2011 and the trustee of the Plan effective 4/1/2011, is an affiliate of Putnam Investments, LLC.  Certain plan investments are shares of mutual funds, a money market fund, and a common/collective trust fund managed by Putnam Investments (“Putnam”).  Therefore transactions with Putnam qualify as party-in-interest transactions as the term is defined in Section 3(14) of ERISA.  Plan investments include publicly traded shares of common stock of the Company and the Plan issues loans to participants, which are secured by the balances in the participants’ accounts.  These transactions also qualify as party-in-interest transactions.  All party-in-interest transactions are denoted as such on the supplemental Schedule H, Line 4(i) Schedule of Assets (Held at End of Year).

9.                                      PLAN TERMINATION

Although the Company has expressed its intent to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA.

10.                               SUBSEQUENT EVENTS

The Plan evaluated all events and transactions through the date of this filing.  During this period there were no material recognized or unrecognized subsequent events.

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

Employer Identification Number	04-2962824	Plan #: 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Current value

*	American Science and Engineering, Inc.	Common Stock	$3,609,443	$6,456,946
	Columbia Acorn Fund	Mutual Fund	n/a	4,670,010
	Pimco Total Return Fund	Mutual Fund	n/a	3,727,327
	American Europacific Growth Fund	Mutual Fund	n/a	3,435,532
*	Putnam Dynamic Asset Allocation Growth Fund	Mutual Fund	n/a	3,283,642
*	Putnam Dynamic Asset Allocation Balanced Fund	Mutual Fund	n/a	3,158,960
	American Funds Growth Fund of America Fund	Mutual Fund	n/a	3,124,402
*	Putnam Money Market Fund	Money Market Fund	n/a	2,984,044
*	Putnam Equity Income Fund	Mutual Fund	n/a	2,824,735
*	Putnam Income Fund	Mutual Fund	n/a	1,821,498
*	Putnam S&P 500 Index Fund	Common/Collective Trust	n/a	1,694,504
*	Putnam Mid Cap Value Fund	Mutual Fund	n/a	1,610,129
	Federated Kaufman Fund	Mutual Fund	n/a	1,438,789
*	Putnam Dynamic Asset Allocation Conservative Fund	Mutual Fund	n/a	653,568
*	Participant Loans	Loans to Participants	n/a	929,273
		4.25%-9.25%		$41,813,359

*Represents a party-in-interest to the Plan.